Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-268204
PROSPECTUS
THE YORK WATER COMPANY

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE AND SALE PLAN

365,975 Shares of Common Stock (No Par Value)
−	You do not need to be one of our existing shareholders to participate in the Dividend Reinvestment and Direct Stock Purchase and Sale Plan (the “Plan”) of The York Water Company (the “Company”).
−	This Plan gives you a convenient, systematic way to purchase our common stock, no par value (the “Common Stock”).
−	You can increase your ownership by reinvesting dividends and by making optional cash investments with brokerage fees and commissions paid by us.
−	You can own and transfer shares without holding certificates.
IMPORTANT NOTE: Sales of shares through the Plan are subject to fees and commission charges for which you will be responsible. Please see the “Purchases and Cost” section of this prospectus for further details regarding these fees and commission charges.
We list our Common Stock on the Nasdaq Global Select Market under the symbol “YORW.” On November 1, 2022, the last sale price of the Company’s Common Stock, as reported on the Nasdaq Global Select Market, was $42.87.
The Plan as covered in this prospectus will become effective when the Registration Statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission. The securities covered by this prospectus may not be sold prior to such effective date of the Registration Statement or in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The Pennsylvania Public Utility Commission (the “PPUC”) approved a Securities Certificate in connection with the Plan on June 11, 2015 and any additional shares of Common Stock issued under the Plan will be approved by the PPUC in the future, as necessary.
The Company will receive all the net proceeds from the sale of Common Stock.
Investing in our Common Stock involves risk. See Risk Factors beginning on page 4 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is November 17, 2022

No person has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of the prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which said offer or solicitation is not qualified or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.
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PLAN OVERVIEW
The York Water Company Dividend Reinvestment and Direct Stock Purchase and Sale Plan provides you with a convenient and economical way to purchase and sell shares of our Common Stock and to reinvest your cash dividends in additional shares. The Plan has various features from which to choose to meet your investment needs.
The Plan is designed for long-term investors who wish to invest and build their share ownership over time. Unlike an individual stock brokerage account, the timing of purchases and sales is subject to the provisions of the Plan.
Please read this prospectus carefully. If you are a shareholder of record and wish to purchase additional shares of Common Stock pursuant to the Direct Stock Purchase option of the Plan, you may do so in three ways: by regular monthly electronic deductions, by one time online bank debit, and by check.
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You may authorize automatic monthly deductions from your bank account by completing and returning an authorization form or you may submit a request online by logging into your account at https://shareholder.broadridge.com/YORW.

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You may authorize a one-time online bank debit from your U.S. bank account by logging into your account at https://shareholder.broadridge.com/YORW and selecting “Plan Options.” As an added security measure, Broadridge applies a five business day hold period to the initial association of banking account information to your investor account as well as changes made to established direct deposit or direct debit instructions. This hold period helps prevent unauthorized transactions.

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You may make optional cash investments by sending a check (in U.S. dollars) made payable to “Broadridge Corporate Issuer Solutions, Inc.” along with a completed Stock Purchase Form/Coupon which is attached to each statement you receive to the address indicated on the Stock Purchase Form/Coupon.

AVAILABLE INFORMATION
We file reports, proxy statements and other documents with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”). Our SEC filings are available to you free of charge at the SEC’s Internet website at http://www.sec.gov.
This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our Common Stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at SEC’s Internet website.
DOCUMENTS INCORPORATED BY REFERENCE
The SEC’s rules allow us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate the following documents into this prospectus:
(a)	our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 8, 2022;
(b)
our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 3, 2022, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 4, 2022, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 3, 2022, and

(c)	our Current Reports on Form 8-K filed with the SEC on March 31, 2022, April 1, 2022, April 5, 2022, April 7, 2022, May 3, 2022 (Item 5.07), May 3, 2022 (Item 5.02), and August 5, 2022.
In addition to the documents already filed, all reports and other documents which we file in the future with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities and Exchange Act of 1934, as amended, before this offering of Common Stock ends, shall also be incorporated by reference in this prospectus.
We will provide a copy of this filing to any person to whom a prospectus is delivered, including any beneficial owner. You should direct your oral or written request for a copy of this filing to: The York Water

Company, 130 East Market Street, York, Pennsylvania 17401-1219, Attention: Molly E. Norton, Investor Relations & Communications Administrator (telephone (717) 718-2942). You will not be charged for copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document, which is incorporated by this prospectus.
THE COMPANY
The York Water Company is a Pennsylvania corporation, which was incorporated by Special Act of the General Assembly of Pennsylvania in 1816 and is the oldest investor-owned utility in Pennsylvania. The Company is engaged in the business of impounding, purifying and distributing water and collecting and treating wastewater within its franchised territory, which is located within York, Adams, and Franklin Counties, Pennsylvania. The Company presently operates under the Pennsylvania Business Corporation Law of 1988, as amended, and the Pennsylvania Public Utility Code and is subject to regulation by the PPUC. The Company has no direct competitors within its area of operations. Its executive office is located at 130 East Market Street, York, Pennsylvania 17401 and its telephone number is (717) 845-3601.

FORWARD-LOOKING STATEMENTS
From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts. These statements constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and Section 27A of the Securities Act of 1933, as amended. Words such as “may,” “should,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include certain information relating to the Company’s business strategy and future prospects, including but not limited to:
−	the amount and timing of rate changes and other regulatory matters including the recovery of costs recorded as regulatory assets;
−	expected profitability and results of operations;
−	trends;
−	goals, priorities and plans for, and cost of, growth and expansion;
−	strategic initiatives;
−	availability of water supply;
−	water usage by customers; and
−	the ability to pay dividends on common stock and the rate of those dividends.
These forward-looking statements reflect what the Company currently anticipates will happen. What actually happens could differ materially from what it currently anticipates will happen. The Company does not intend to make a public announcement when forward-looking statements in this report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason. Important matters that may affect what will actually happen include, but are not limited to:
−	changes in weather, including drought conditions or extended periods of heavy rainfall;
−	natural disasters, including pandemics such as the current outbreak of the novel strain of coronavirus known as “COVID-19” and the effectiveness of the Company’s pandemic plans;
−	levels of rate relief granted;
−	the level of commercial and industrial business activity within the Company's service territory;
−	construction of new housing within the Company's service territory and increases in population;
−	changes in government policies or regulations, including the tax code;
−	the ability to obtain permits for expansion projects;
−	material changes in demand from customers, including the impact of conservation efforts which may reduce the demand of customers for water;
−	changes in economic and business conditions, including interest rates;
−	loss of customers;
−	changes in, or unanticipated, capital requirements;
−	the impact of acquisitions;
−	changes in accounting pronouncements;
−	changes in the Company’s credit rating or the market price of its common stock; and
−	the ability to obtain financing.

RISK FACTORS
Participation in and investing pursuant to the Plan involves certain risks, as described below. Each of the risks described could result in a decrease in the value of our securities and your investment in them.
You will not know the price of the shares of Common Stock you are purchasing under the Plan at the time you authorize the investment or elect to have your dividends reinvested.
The price of shares of our Common Stock may fluctuate between the time you decide to purchase shares under the Plan and the time of actual purchase. In addition, you may become aware of additional information during this time period that might affect your investment decision, but you may not be able to change or cancel your purchase authorization. You may purchase shares at a purchase price that is more or less than the price you would pay if you acquired shares on the open market on the related dividend payment date or the date or dates on which the Plan Administrator purchases shares of our Common Stock for the Plan. In addition, you may not know the actual number of shares of Common Stock that you have purchased until after the applicable purchase date.
You may not be able to direct the specific time or price at which your shares are sold under the Plan.
If you instruct the Plan Administrator to sell shares of Common Stock under the Plan, you will not be able to direct the time and price at which such shares are sold. The price of our Common Stock may decline between the time you decide to sell your shares and the time of actual sale. You may sell shares of our Common Stock under the Plan at a sales price that is more or less than the price you would receive if you sold the shares on the open market on the date or dates on which the Plan Administrator sells shares under the Plan. In addition, you cannot pledge shares of Common Stock deposited in your Plan account until the shares are withdrawn from the Plan.
There is no price protection for your shares in the Plan and your shares in the Plan will be exposed to changes in market conditions.
Plan accounts are not insured or protected by any governmental agency. Your investment in shares held in the Plan will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to liquidate or otherwise dispose of shares in the Plan is subject to the terms of the Plan and the withdrawal procedures thereunder. You may not be able to withdraw or sell your shares in the Plan in time to react to market conditions. You should recognize that we cannot assure a profit or protect against a loss on shares you may purchase under the Plan.
You may have dividend income on reinvested dividends without receiving the cash to pay taxes
You will be treated as having received dividend income on the dividend payment date for Federal income tax purposes. Such dividends will generally give rise to a tax liability even though no cash was actually paid to you. This may create a liability for payment of income tax without providing you with immediate cash to pay this tax when it becomes due.

PLAN DESCRIPTION
The following question and answer statement details the provisions of the Company’s Plan. If you become a Participant in the Company’s Plan, the Company recommends that you retain this Prospectus for future reference.
Purpose
1.	What is the purpose of the Plan?
The purpose of the Plan is to provide holders of record of the Company’s Common Stock and other persons who wish to purchase Common Stock with a convenient and economical method of purchasing shares of Common Stock of the Company, from the Company, without payment of brokerage commission or other charge.
Reinvestment of dividends and direct stock purchases under the Plan will provide the Company with funds that will be used for general corporate purposes.
Advantages
2.	What are the advantages of the Plan?
Participants in the Plan may elect to have cash dividends on their shares of Common Stock automatically reinvested at market prices, less a discount, if applicable (see Question 15). Also, a Participant may elect to receive a part of each dividend in cash, with the balance of each dividend being invested in the Plan. There is no maximum reinvestment limitation per dividend; however, if you elect partial reinvestment, you must reinvest at least 10% of your dividend distribution each dividend period.
No commission or service or other charge will be paid by Participants in connection with the dividend reinvestment option of the Plan.
New investors who are not currently holders of record of Common Stock can join the Plan by completing and mailing an enrollment form and a check to the Plan Administrator. New investors may also opt to enroll online through the Plan Administrator’s website, http://shareholder.broadridge.com/YORW. The minimum purchase of Common Stock for new initial enrollment in the Plan is $500.
Once enrolled in the Plan, Participants may buy additional shares of our Common Stock at any time for as little as $50 per purchase. The maximum optional cash investment a Participant may make in any calendar year is $40,000.
Participants may also establish recurring automatic withdrawals from a U.S. bank through the Plan Administrator’s website, http://shareholder.broadridge.com/YORW. Recurring automatic withdrawals will be made on the tenth of the month and will be invested on the next monthly investment date which is the twentieth of the month. If the twentieth is not a trading day then the investment will be made the next business day. No interest will be paid on funds received but not yet invested.
Full investment of funds will be possible under the Plan because the Plan permits fractions of shares (to three decimal places), as well as whole shares, to be credited to each Participant’s account held by the Company. Dividends on both whole shares and on fractions of shares will be credited to each Participant’s account for his or her benefit.
The Plan allows Participants to purchase and sell shares of Company Common Stock. There are no commissions or service charges on purchases made under the Plan. Fees are charged by the Plan Administrator for sales or other transactions, but may be lower than commissions and fees charged by a stockbroker.
The Plan Administrator will provide simplified recordkeeping for shares held in each Participant’s account.
The Plan also provides for the safekeeping of the shares held in the shareholder’s account with the Company at no cost to the Participant.
Administration
3.	Who administers the Plan for Participants?
Broadridge Corporate Issuer Solutions, Inc. administers and interprets the Plan for the benefit of the Participants, keeps records, acts as custodian, sends Statements of Account to Participants and performs any other duties relating to the Plan, all without charge to the Participants. However, charges will be incurred by a Participant upon the sale of his or her shares through a broker or agent (see Question 26), and certain fees may be charged to Participants by brokers when shares are held by brokers. All correspondence to the Plan Administrator shall be directed to:
For Transaction Processing: Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717 Attn: Plan Administration Department
Correspondence and Inquiries:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
Overnight Mail:
Broadridge Corporate Issuer Solutions
Attn: IWS
1155 Long Island Ave
Edgewood, NY 11717

Telephone: (844) 317-3311 (toll free)
Internet: http://shareholder.broadridge.com/YORW
Participation
4.	Who is eligible to participate in the Plan?
Shareholders of record of the Company’s Common Stock are eligible to participate in the Plan, although no shareholder has any obligation to invest in the Plan.
Beneficial owners of the Common Stock whose shares are registered in names other than their own must become holders of record by having their shares transferred into their names to participate in the Plan, or else must make their own arrangements with the record owner thereof, such as their broker, banker, custodian or other nominee or agent, to have their beneficially-owned stock participate in the Plan in accordance with the Plan Administrator’s requirements. Any beneficial owner of Common Stock who is also a shareholder of record will be treated as a single Participant for purposes of the Plan and will be limited to a single Participant’s benefits thereunder.
New investors who are not currently holders of record of Common Stock may make an initial investment of not less than $500 by completing the Enrollment Application and enclosing a check payable to “Broadridge Corporate Issuer Solutions, Inc.” for the value of the investment, or enroll online (see Question 8).
5.	How can an employee of the Company participate in the Plan?
A Company employee can participate in the Plan only by being or becoming a registered shareholder. The Company Secretary will provide any assistance desired by any employee concerning participation in the Plan.
6.	How does an eligible shareholder become a Participant?
A holder of record of Common Stock of the Company may join the Plan by checking the appropriate box on the Enrollment Application and signing and returning it to the Plan Administrator. An Enrollment Application and a pre-addressed envelope are provided with the prospectus. Further, an Enrollment Application and envelope for this purpose may be obtained at any time by written request to the Plan Administrator, at the address listed in the response to Question 3. Shareholders can also enroll in the Plan online at http://shareholder.broadridge.com/YORW.
A beneficial owner of Common Stock of the Company whose shares are registered in the name of a broker, banker, custodian or other nominee or agent may make the necessary arrangements with such other party as referred to in the response to Question 4.
7.	When may a shareholder join the Plan?
A holder of record of the Company’s Common Stock may join the Plan at any time and will become a Participant when the Plan Administrator receives the signed Enrollment Application. Participants in dividend reinvestment will start with the next dividend payable after receipt of an appropriately completed Enrollment Application, provided that the form is received at least 5 business days prior to the record date for a quarterly or special dividend. The record date for quarterly or special dividends is typically the last day of the month preceding the month in which a dividend is to be paid, except in the case of the April 15 quarterly dividend, when the record date is the last business day of February. Should the Enrollment Application not arrive until after this date, participation will begin with the next dividend payment. Payments of dividends on the Company’s Common Stock are normally payable on the fifteenth day of January, April, July and October. Special dividends, if any, would normally be paid fifteen days after the record date.
Additional shares can be purchased through the direct stock purchase option at any time as described in the response to Question 20.
8.	How does an investor enroll in the Plan if not an existing registered shareholder?
Investors who do not own our common stock, or who wish to establish a separate account, may go to the Plan Administrator’s Web site through the “Plan Wizard” link found online under Buy Stock Direct at http://shareholder.broadridge.com/YORW, and follow the instructions provided. New investors may enroll in the Plan by authorizing a one-time online bank debit from a U.S. bank account for an initial investment of at least $500. New investors may also fill out the Enrollment Application and return it to the Plan Administrator with an enclosed check for at least $500. Investors can receive an Enrollment Application by contacting the Plan Administrator through the channels outlined in the response to Question 3 of this prospectus, or on the internet at http://shareholder.broadridge.com/YORW.
9.	Can I have money automatically deducted from my checking or savings account on a recurring basis?
Yes. You can choose to have funds electronically debited monthly from your checking or savings account. You can choose the amount you wish to have debited each month. A direct debit will be made to your checking or savings account on the tenth day of each month. If the tenth is a Saturday, Sunday or holiday, then the debit will be done the next business day. Funds will be invested on the 20th of the month following the direct debit date.
Dividend Reinvestment Options
10.	What does the Enrollment Application provide?
The Enrollment Application serves to initiate participation in the Plan by a shareholder or joint shareholders; however, no shareholder is required to elect one of the options and no action is required if a shareholder desires to continue to receive all Company dividends in cash. Specifically, the Enrollment Application provides for the purchase of shares through three investment options:
OPTION 1. FULL DIVIDEND REINVESTMENT.
A Participant checking the “Full Dividend Reinvestment” box directs the Plan Administrator to invest in and purchase additional shares with all cash dividends on all of the Participant’s shares registered in the Participant’s name or joint names, as well as on all of the shares credited to the Participant’s account under the Plan. In addition, Participants checking the “Full Dividend Reinvestment” box may make additional investments by making optional cash payments as described in the response to Question 20.
OPTION 2. PARTIAL DIVIDEND REINVESTMENT WITH PARTIAL CASH DIVIDEND.
A Participant checking the “Partial Dividend Reinvestment” box and indicating the number of Participant’s whole shares (but not fractional shares) which Participant desires to have participate in the Plan directs the Plan Administrator (1) to invest in additional shares the cash dividends on such number of the Participant’s shares registered in the Participant’s name or joint names or credited to the Participant’s account under the Plan as designated by the Participant, and (2) to pay cash dividends to the Participant on the balance of Participant’s total shares of record or held in the Plan Account; subject, of course, to the Participant’s ownership of the number of shares so designated. In the event any Participant erroneously authorizes a dividend reinvestment for a larger number of shares than Participant then owns of record and/or has held in Participant’s account under the Plan (the “Plan Account”), such authorization will be limited to the correct number of shares then held by such Participant of record and/or in his or her Plan Account. A Participant must reinvest at least 10% of his or her dividend distribution each dividend period.
In addition, Participants checking the “Partial Dividend Reinvestment” box may make additional investments by making optional cash payments as described in the response to Question 20.

OPTION 3. CASH PAYMENTS ONLY (NO DIVIDEND REINVESTMENT).
A Participant checking the “Cash Payments Only” box directs the Plan Administrator to pay all dividends in cash. In addition, Participants checking the “Cash Payments Only” box may make additional investments by making optional cash payments as described in the response to Question 20.
If a properly signed Enrollment Application is returned to the Plan Administrator without one of the boxes checked, the shareholder will be enrolled under the “Full Dividend Reinvestment” (Option 1). If an Enrollment Application is returned to the Plan Administrator improperly signed or with inadequate, incorrect, confusing or contradictory information, the form will be returned to the shareholder with a new blank Enrollment Application for correction and completion, except as specified under the above paragraph relating to Option 2.
Any properly completed and signed Enrollment Application held by the Plan Administrator will remain in full force and effect until receipt by the Plan Administrator of a Participant’s properly completed and signed new Enrollment Application or other instruction which may modify or terminate such Enrollment Application.
11.	How may a Participant change options or instructions under the Plan?
A Participant may change the Participant’s investment option or instructions relating thereto at any time by properly completing, signing and returning to the Plan Administrator a written change in instructions or a new Enrollment Application which may be obtained from the Plan Administrator for this purpose, as stated in the response to Question 6.
Withdrawal or Termination
12.	How may a Participant withdraw shares from the Plan?
At any time a Participant may withdraw any number of whole shares (but not fractional shares) held by the Plan Administrator in such Participant’s Plan Account by signing and delivering to the Plan Administrator a properly completed written Withdrawal Instruction. Future dividends will continue to be invested in accordance with Participant’s Enrollment Application as applicable. The Legal Transfer Form may be used as a Withdrawal Instruction.
In the event of a withdrawal of Common Stock held in a Plan Account, book entry shares will be issued in the Participant’s name(s) (as shown on the stock records of the Plan Administrator) for the number of whole shares held in the Participant’s Plan Account, which the Participant has authorized to be withdrawn. Such withdrawal alone will not terminate the Plan Account so long as the Participant still owns at least one (1) whole share either of record or in the Plan Account. However, in the event that any Participant has directed withdrawal of all whole shares, and at that time or at any time thereafter is no longer the owner of at least one (1) whole share of record or one (1) whole share in the Participant’s Plan Account, a check will be issued to Participant for any remaining fractional share in the Plan Account for the current market value and the Plan Account will be terminated. Nevertheless, such Participant may at any time thereafter rejoin the Plan by becoming the record owner of the Company’s Common Stock and properly completing, signing and returning to the Plan Administrator a new Enrollment Application.
13.	How may a Participant terminate participation in the Plan?
At any time a Participant may terminate participation in the Plan by signing and delivering to the Plan Administrator a properly completed Termination Instruction. The Legal Transfer form may be used as a Termination Instruction. The participant may also find forms to terminate participation in the Plan by visiting the Plan Administrator’s website at http://shareholder.broadridge.com/YORW and following instructions. A Participant may also call the toll free number provided in the response to Question 3 to request information on terminating participation in the Plan.
In the case of termination of the Participant’s Plan Account: book shares may be issued for all whole shares held in the Plan with a check being issued to the Participant for the cash value of any fractional share, a check may be issued for the cash value of both whole and fractional shares, or the total shares may continue to be held in the Plan Account with future dividends being paid in cash. The cash value of shares is the fair market value determined as of the immediately previous record date for dividend reinvestment purposes, as set forth in the response to Question 15, and future dividends will be paid in cash rather than being reinvested. However, at any time after such termination of a Participant’s Plan Account, a Participant may again sign and return to the

Company a new Enrollment Application to rejoin the Plan. If the request to terminate is received and processed prior to a payable date then that dividend will be paid out in cash. However, if the request to terminate is received after a payable date, then that dividend will be reinvested and once terminated, all subsequent dividends will be paid out in cash on all balances.
14.	When will a Participant’s instructions become effective?
A Participant’s Enrollment Application will become effective upon receipt and processing by the Plan Administrator as to all dividends declared on or after the next record date. However, a Withdrawal Instruction or Termination Instruction will become effective immediately upon receipt and processing by the Plan Administrator, subject, of course, to any possible delay due to the stock books being closed.
Purchases and Cost
15.	What will be the price of shares purchased through the reinvestment of dividends under the Plan?
The price for shares under the Plan depends on whether the Plan Administrator, at the discretion of the Company, obtains shares by purchasing them directly from us, or arranges for such purchase by an independent broker dealer in the open market. The Board of Directors of the Company has determined the price of shares of Common Stock purchased from the Company through the reinvestment of dividends will be the average for each of the last five trading days preceding the applicable record date for each respective quarterly or special dividend declared by the Company of the mean between the high and the low prices of the Common Stock reported on the NASDAQ Global Select Market. If such high and low prices are not available, the purchase price will be determined by the Company on the basis of the latest available market quotations or on such other basis as the Company shall deem lawful and appropriate. Shares purchased under the Plan will be at market-based prices, which may include a discount of up to 5%. At the date of filing this Prospectus, the discount rate is 5%. The Company may reduce or eliminate the 5% discount at any time in its sole discretion. Notice will be given to participants or a public announcement will be made upon a change in the discount. The price for shares purchased in the open market will be equal to the weighted average price of all the shares purchased for the applicable investment.
16.	How many shares of Common Stock will be purchased by a Participant?
The number of shares to be purchased from the Company and credited to a Participant’s account on any dividend payment date will depend upon the price per share of the Company’s Common Stock at its fair market value, less discount if applicable, determined as set forth in the response to Question 15, and upon the Participant’s dividend amount to be invested. Each Participant’s Plan Account will be credited with that number of shares, including fractions computed to three decimal places; equal to the total amount to be invested divided by the applicable purchase price per share.
A Participant may not specify the price at which shares are to be purchased, or otherwise seek to restrict or control the purchase of shares from the Company.
17.	Will a Plan Participant be charged for any expenses?
A Plan Participant will not be charged any expenses in connection with participating, entering, withdrawing or canceling such Participant’s dividend reinvestment under the Plan. There will be no brokerage commissions or service charges involved with purchases, and all administration costs for the Plan will be paid by the Company. However, if a Participant sells any of his or her shares through the Plan or through a broker upon withdrawing such shares from the Plan, or at any other time, the Participant would be responsible for payment of any applicable brokerage commission (see the response to Question 26), transfer taxes or other charges in connection with such sale and would be subject to applicable Federal and state income taxes (see the responses to Questions 32-35).
18.	What is the source of shares purchased under the Plan?
Shares purchased under the Plan will come from the Company’s authorized but previously unissued Common Stock or will be purchased in the open market as directed by the Company.

19.	When will dividends be reinvested for Participants in Common Stock of the Company?
Dividends will be reinvested for Participants in Common Stock of the Company and shares purchased will be entered in the Plan Accounts of Participants on the Company’s regular quarterly dividend payment dates, which at the present time are the 15th day of January, April, July and October and on the dividend payment dates of any special cash dividends, if and when paid. Participants will not be entitled to any interest payments thereon but will thereafter receive dividends on the shares so purchased and held by the Plan Administrator in the Plan Accounts of the Participants.
Optional Cash Investments
20.	How does the cash investment option work? What are the minimum and maximum amounts for optional cash investments?
Participants may make optional cash investments at any time in amounts of at least $50, subject to a limitation of $40,000 per calendar year.
21.	What will be the price of shares purchased through optional cash investments under the Plan?
The market price for our shares under the Plan depends on whether the Plan Administrator obtains shares by purchasing them directly from us or in the open market. The price of shares of Common Stock purchased from the Company through optional cash investments will be 100% of its fair market value, which has been determined by the Board of Directors of the Company to be the average for each of the last five trading days preceding the applicable purchase date of the mean between the high and the low prices of the Common Stock reported on the NASDAQ Global Select Market. If such high and low prices are not available, the purchase price will be determined by the Company on the basis of 100% of the latest available market quotations or on such other basis as the Company shall deem lawful and appropriate. The price for shares purchased in the open market will be equal to the weighted average price of all the shares purchased by the broker-dealer engaged by the Plan Administrator for the applicable investment.
22.	How do I make an optional cash investment?
If an investor is not a registered owner of the Company’s common stock, he or she can enroll in the Plan with a minimum initial investment of $500. Subsequent investments of as little as $50, up to a maximum calendar year investment of $40,000 per Participant may be made. Optional cash investments may be made by mail by enclosing an Enrollment Application and a check made payable to Broadridge Corporate Issuer Solutions, Inc. or online by visiting the Plan Administrator’s web site at http://shareholder.broadridge.com/YORW.
23.	When will optional cash payments be invested?
Optional cash investments received by the Plan Administrator will be invested monthly on the 20th or, if not a trading day, on the next following trading day. No interest will be paid on amounts held by the Company pending investment.
24.	Will I be charged fees for optional cash investments?
No. Participants will not be charged any fees in connection with optional cash investments. However, Participants may incur certain charges for certain other transactions, requests or withdrawals under the Plan. (See Question 17 & Question 27)
25.	How are payments with “insufficient funds” handled?
If an optional cash investment is made by a check drawn on insufficient funds or incorrect draft information, or the Plan Administrator otherwise does not receive the money, the requested purchase will be deemed void, and the Plan Administrator will immediately remove from the Participant’s account any shares already purchased upon the prior credit of such funds. The Plan Administrator may, at its discretion, arrange for the sale of such shares to satisfy any uncollected amounts or return such shares to the Company. If the net proceeds from any sale of such shares are insufficient to satisfy the balance due, the Plan Administrator may arrange for the sale of additional shares from the Participant’s account as necessary to satisfy the uncollected balance. The Plan Administrator may also arrange for the sale of additional shares from the Participant’s Plan Account to satisfy fees charged for any returned check or return of direct debit.
Sales
26.	How do I sell shares held in my account?
You may instruct the Plan Administrator to sell shares held in your Plan account by doing any of the following, subject to certain restrictions:
•
Access the Plan Administrator’s website at http://shareholder.broadridge.com/YORW. Select “Shareholder Account Access.” You will be prompted to enter your account number (provided to you on your account statement) and your social security number (or PIN number).

•	Call the toll-free telephone number supplied in this prospectus to access the Administrator’s automated telephone system.
•	Mail the instructions to the Plan Administrator at the address found in the response to Question 3.
If there is more than one individual owner on the Plan account, all participants must authorize the transaction and sign the instruction.
As with purchases, the Plan Administrator aggregates all requests to sell shares and then sells the total share amount on the open market through the broker-dealer engaged by the Plan Administrator. Sales will be made daily. The Plan Administrator may, at its discretion, sell shares less frequently (but no later than five trading days after receipt) if the total number of shares to be sold is not sufficient.
The selling price will not be known until the sale is completed. Participants should be aware that the price may fluctuate during the period between a request for sale, its receipt by the Plan Administrator, and the ultimate sale on the open market. Instructions sent to the Plan Administrator may not be rescinded.
A check for the proceeds of the sale of shares held through the Plan less applicable taxes, transaction fees, and brokerage commissions will be mailed to the shareholder. Current transaction fees for the sale of shares through the Plan are a flat administrative fee of $15.00 per transaction request and a brokerage commission fee of $0.10 per share sold, which brokerage fee is remitted to the broker-dealer engaged by the Plan Administrator.
Additional Fees
27.	What are the additional fees associated with the plan?
Returned Checks	$30.00/check
Returned ACH	$25.00/return
Historical Research fee	$25.00/request
Replacement check fee	$3.00/request
Insufficient Funds	$30.00/instance
Overnight Mailings	$25.00/mailing
Certificate Issuance	$50.00/certificate

Duplicate Confirmation Statements

Electronic	No Charge
Paper	$10.00

Duplicate Account Statements

Electronic	No Charge
Paper	$10.00

Participants’ Plan Account and Reports
28.	Will dividends be paid on shares held in a Participant’s Plan Account?
Dividends will be paid on whole shares and any fractional shares held in each Participant’s Plan Account, as well as on each Participant’s other shares held of record. However, whether such dividends on a Participant’s Plan Account are reinvested in additional shares of the Company depends upon the limitations set forth elsewhere in this prospectus and upon the option chosen by each respective Participant (please see the response to Question 10).
29.	Will stock certificates be issued on the reinvestment shares of Participants?
Stock certificates will not be issued for the shares in a Participant’s Plan Account except when a specific Withdrawal Instruction for whole share certificates or a Termination Instruction is properly completed, signed and returned to the Plan Administrator (please see Questions 12, 13 and 14 for further details).
Shares credited to a Participant’s Plan Account are not available to be pledged as collateral until after a Withdrawal Instruction or Termination Instruction is properly filed and a stock certificate is issued by the Company, as set forth in the response to Questions 12 and 13. Section 16 officers and directors of the Company are not permitted to pledge Company stock.
30.	How do I request a stock certificate?
Certificates for full shares held in a Participant’s Plan Account may be obtained by writing to the Plan Administrator and requesting the issuance of shares in certificate form. The current fee for certificate issuance is $50.00 per certificate request.
31.	What reports will be given to Participants?
A Statement of Account will be sent to Participants at or shortly after each quarterly or special dividend reinvestment and to any Participant affected by any other transaction involving his or her Plan Account.
Income Tax Consequences
32.	What are the Federal income tax consequences of Plan participation?
The following discussion of Federal income tax consequences is provided for information purposes only and does not constitute a definitive or comprehensive tax analysis. This summary does not describe all of the material federal income tax considerations that may be relevant to Participants in light of their particular circumstances or to Participants that are subject to special rules, such as certain financial institutions, banks, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to market method of accounting for federal income tax purposes, partnerships and other pass through entities and persons that would hold common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction and Participants whose functional currency is not the U.S. dollar. In addition, this summary does not address the effect of any state, local or other tax laws or any U.S. federal estate, gift or alternative minimum tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Participants are advised to consult their own tax advisors concerning any Federal income tax questions.
A Participant will be treated for federal income tax purposes as having received, on each dividend payment date, the full amount of dividends reinvested in shares as a cash dividend equal in amount to the fair market value of the purchased shares on the dividend payment date, even though that amount is not actually received in cash. Therefore, Participants will recognize taxable income in an amount equal to the fair market value of the purchased shares. FOR EXAMPLE, in the event of a dividend pursuant to which a Participant received $100.00 in value of Common Stock (i.e., a cash equivalent dividend of $95.00), the Participant will be taxable on the full $100.00 in value received pursuant to the dividend. The tax basis of the shares credited to the Plan Account of a Participant will be equal to the fair market value of such shares on the dividend payment date ($100 in the example).

Certain dividends are eligible for a reduced rate of federal income taxation for individuals (not exceeding 20%), provided that the dividend is paid with respect to shares held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, the individual is not obligated to make related payments with respect to substantially similar or related property, and certain other conditions are met. If such dividends do not qualify for the reduced rates, they will be taxable at regular ordinary income tax rates (at a maximum rate of 37%). In addition, investment earnings, such as dividends and gains from the sale or exchange of our common stock will be subject to a 3.8% Medicare tax in the hands of individuals having adjusted gross income in excess of $200,000 ($250,000 in the case of joint returns) (the “Medicare Tax”). The same tax will apply in the case of certain trusts and estates.
A Participant will not realize any taxable income upon the receipt of stock certificates for whole shares that were credited to the Participant’s account, either upon the withdrawal by the Participant of shares from the Plan or the termination of the Plan by the Company. In the case of a fractional share, gain or loss, if any, will be recognized when the Participant receives payment from the Company for the fair market value of the fractional share. The amount of such gain or loss will be measured by the difference, if any, between the amount that the Participant receives and the Participant’s tax basis in the fractional share.
33.	What provisions are made for Participants whose dividends are subject to income tax withholding?
In the case of those Participants whose dividends are subject to United States income tax backup withholding, the Company will apply the net amount of their dividends, after the deduction for taxes, to the purchase of shares of Common Stock. As a general matter, backup withholding is required, at a rate of 24 percent, if (1) the Participant fails to furnish its taxpayer identification number (the “TIN”) to the Company as required; (2) the Internal Revenue Service (the “IRS”) notifies the Company that the TIN furnished by the Participant is incorrect; (3) the IRS notifies the Company that the Participant has failed to properly report certain payments as required; or (4) the Participant fails to certify under penalties of perjury that it (i) has provided its correct TIN and (ii) is not subject to backup withholding.
Participants who are not U.S. persons are generally subject to U.S. withholding tax with respect to dividends on shares held in their accounts. The amount of withholding is determined in accordance with U.S. Treasury Regulations (which may, among other things, permit withholding from the gross amount of a dividend, without regard to earnings and profits) and is imposed at a 30 percent rate, unless a lower rate is provided for in an applicable income tax treaty. Additionally, starting in 2014, dividends payable to foreign shareholders are subject to special reporting rules referred to as “FATCA”. If these rules are not complied with, such dividends are subject to withholding tax at a rate of 30% notwithstanding a treaty that provides for a lower rate for income tax withholding.
For Participants who are subject to U.S. withholding tax or backup withholding, the Company or the applicable withholding agent will withhold the required taxes from the gross dividends or proceeds from the sale of the shares. The dividends or proceeds of a sale received by the Participant, or dividends reinvested on behalf of the Participant, will be net of the withheld amounts.
34.	What is the tax treatment of cash received by a Participant upon the Participant’s sale of shares received by the Participant pursuant to the Plan?
Assuming that the shares are held as capital assets, a Participant who sells shares to a third party will recognize either short-term or long-term capital gain or loss, depending on his or her particular circumstances, the tax basis of his shares, and the period of time he has held his shares. Note that the Medicare Tax will apply to gains from the sale of our common stock.
35.	What are the state or local income tax consequences of Plan participation?
Participants are advised to consult their own tax advisors as to any state or local income tax consequences of Plan participation.

Plan Administrator’s Responsibility
36.	What is the Plan Administrator’s responsibility under the Plan?
The Plan Administrator will be responsible to administer the Plan, keep records, act as custodian, send Statements of Account to Participants periodically and perform any other duties relating to the Plan in conformity with this Prospectus and the option chosen by each Participant under the response to Question 10, all at no cost to the Participant.
EACH Participant AGREES, as part of the Plan and in consideration of the opportunity of joining the Plan, that the Plan Administrator in administering the Plan will have NO LIABILITY for any good faith action or good faith omission to act, including, without limitation, any claim of liability (i) arising out of failure to terminate a Participant’s account, sell stock held in the Plan, or invest optional cash payments; or (ii) with respect to the prices at which stock is purchased or sold for the Participant’s account and the time such purchases or sales are made.
Other Miscellaneous Information
37.	How will a Plan Account be affected by the sale of all the Participant’s shares?
When a Participant no longer owns at least one whole share of the Company’s Common Stock either of record or in a Plan Account, the Participant’s Plan Account will be terminated and a check for the fair market value of any fractional share will be issued, as referred to in the response to Question 13. However, so long as there is at least one whole share held by a Participant of record or in a Plan Account, dividends on any whole and any fractional shares owned of record or in the Plan Account will continue to be reinvested until the Company is otherwise directed by Participant.
38.	How will a Plan Account be affected by a stock dividend, stock split or rights offering?
In the event of any stock dividend or split of shares, Participant’s Plan Account will be adjusted to reflect the stock dividend or stock split for all shares held in the Plan Account. In the event of a rights offering, the Participant will receive rights both on shares held by the Participant of record and on those shares held in the Plan Account. All shares will be credited to the Participant’s Plan Account. Transaction processing may either be curtailed or suspended until the completion of any stock dividend, stock split or corporate action.
39.	How will a Participant vote shares in a Plan Account at meetings of shareholders?
Each Participant will receive a single proxy covering the total number of shares held by a Participant of record and those held in the Plan Account, which shares may then be voted by proxy or at the meeting in person.
40.	May the Company change or discontinue the Plan?
The Company reserves the right to suspend, modify or terminate the Plan at any time. Neither the Company nor the Plan Administrator will be liable for any such action. All Participants will receive notice of any such action. However, the Company’s present intention is not to suspend or terminate the Plan (1) until an insufficient number of unissued shares remains out of the shares covered by this Prospectus for the purpose of satisfying Plan requirements, including for any future regular or special dividend (unless additional shares for use under the Plan have been properly registered by the Company with the Commission and the PPUC has approved the necessary Securities Certificate), or (2) until such future time as the Company may then decide it to be advisable to discontinue such Plan. Upon any termination of the Plan by the Company, a stock certificate will be issued to each Participant for all whole shares held in the Plan, plus a check for the value of any fractional share at the fair market value, determined as of the immediately previous record date for dividend reinvestment purposes as set forth in the response to Question 15. In the event of any such Company termination of the Plan, the Company reserves the right at any time thereafter to reinstate the Plan or institute a different dividend reinvestment plan upon complying with all necessary governmental registrations, filings and approvals.
The Company also reserves the right from time to time to adopt, change or discontinue administrative rules and regulations governing the administration of the Plan as the Company may deem both lawful and appropriate or desirable for such purpose. The Company or the Plan Administrator each reserve the right, in its sole discretion, to deny, suspend or terminate participation by a Participant who is using the Plan for purposes inconsistent with the intended purpose of the Plan.

41.	Does the Plan require any governmental approvals?
The Plan initially became effective when the PPUC registered a Securities Certificate on December 17, 1982. An increase in the authorized shares to 120,000 from 60,000 (on a pre-split basis) became effective when the PPUC registered a Securities Certificate on February 3, 1994. The Plan was amended to reflect the elimination of the par value of the Common Stock approved by the shareholders and the four-for-one stock split declared by the Board of Directors on May 5, 1997, and the PPUC registered a Securities Certificate applicable to the amended Plan on May 22, 1997. In association with the 1997 amendment to the Plan and four-for-one stock split, the number of authorized shares under the Plan was increased to 480,000 from 120,000. The Plan has been further amended to increase the number of authorized shares to 960,000 from 480,000, and the PPUC registered a Securities Certificate applicable to the amended Plan on March 8, 2001. In 2006, the Plan was amended to reflect the change of the name of the Plan, the addition to the Plan of the optional cash investment and sales of Company shares options and the Company’s two-for-one stock split effective May 21, 2002 and its three-for-two stock split effective as of September 11, 2006. The PPUC registered a Securities Certificate applicable to the amended Plan on April 9, 2008, and another on June 11, 2015 increasing the number of authorized shares under the plan by 950,000 shares.
42.	Are the subject matter captions and questions herein contained part of the Plan?
The captions and questions contained in this prospectus are for reference purposes only, are not all inclusive and, accordingly, are not properly part of the Plan.
43.	What law governs the Plan?
The Terms and Conditions of the Plan are governed by the laws of the Commonwealth of Pennsylvania.

USE OF PROCEEDS
The proceeds from the sale of Common Stock of the Company pursuant to the Plan will be used for general corporate purposes.
DESCRIPTION OF CAPITAL STOCK
Our authorized capital stock consists of 47,000,000 shares, of which 46,500,000 shares are common stock and 500,000 shares are preferred stock, each without par value. As of October 31, 2022, there were 14,276,321 shares of common stock outstanding held by 1,904 shareholders of record. There are no shares of preferred stock outstanding.
The following is a brief summary of certain information relating to our common stock and preferred stock. This summary does not purport to be complete and is intended to outline such information in general terms only.
Common Stock
Voting Rights
Each share of common stock entitles the holder to one vote on each matter presented at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting. Cumulative voting in an election of directors is not permitted under our articles of incorporation. Pursuant to our Amended and Restated By-Laws (the “By-Laws”), our Board of Directors consists of at least eight and not more than twelve directors, with three separate classes of directors and with each such class elected every three years to a staggered three-year term of office. As a result of this classification, a greater number of votes are required to elect a director than if the entire Board of Directors were elected at the same time, thus making it more difficult for shareholders to obtain board representation in proportion to their shareholdings. The Board believes this provides more continuity and stability to the Board than annual elections.
Dividends
All shares of common stock are entitled to participate pro rata in any dividends declared by our Board of Directors out of funds legally available therefor. Subject to the prior rights of creditors and of any shares of preferred stock, which may be outstanding, all shares of common stock are entitled in the event of liquidation to participate ratably in the distribution of all our remaining assets.
Certain of our trust indentures and agreements relating to our outstanding indebtedness impose restrictions on the payment of dividends. In general, these restrictive provisions prohibit the payment of dividends on our common stock when cumulative dividend payments, over a specified period of time, exceed cumulative net income, over the same period, plus, in certain cases, a specified base amount. In view of our historic net income, management believes that these contractual provisions should not have any direct, adverse impact on the dividends we pay on our common stock. Notwithstanding these contractual provisions, our Board of Directors periodically considers a variety of factors in evaluating our common stock dividend rate. The continued maintenance of the current common stock dividend rate will be dependent upon (i) our success in financing future capital expenditures through debt and equity issuances, (ii) our success in obtaining future rate increases from the PPUC, (iii) future interest rates, and (iv) other events or circumstances which could have an effect on operating results.
Preferred Stock
We also have 500,000 shares of preferred stock authorized, which our Board of Directors has discretion to issue in such series and with such preferences and rights as it may designate. Such preferences and rights may be superior to those of the holders of common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of common stock. No shares of the preferred stock have been issued. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with raising capital for our needs and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present intention to issue shares of preferred stock.

Anti-Takeover Provisions
Pennsylvania State Law Provisions
We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses intent to acquire, 20% or more of a corporation’s voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:
•	provide the other shareholders of the corporation with certain rights against the acquiring group or person;
•	prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and
•	restrict the voting and other rights of the acquiring group or person.
In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.
Bylaw Provisions
Certain provisions of bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms, which some shareholders might favor. Our By-Laws require our Board of Directors to be divided into three classes that serve staggered three-year terms. The terms of Joseph T. Hand, Erin C. McGlaughlin, Robert P. Newcomer, and Ernest J. Waters, will expire at the 2023 Annual Meeting of Shareholders. The terms of Michael W. Gang, Jeffrey R. Hines, George W. Hodges, and George Hay Kain, III will expire at the 2024 Annual Meeting of Shareholders. The terms of Paul R. Bonney, Cynthia A. Dotzel, Jody L. Keller, and Steven R. Rasmussen will expire at the 2025 Annual Meeting of Shareholders.
PPUC Provisions
The PPUC has jurisdiction over a change in control of us or the acquisition of us by a third party. The PPUC approval process can be lengthy and may deter a potentially interested purchaser from attempting to acquire a controlling interest in us.
Transfer Agent and Registrar
The Transfer Agent and Registrar for the common stock is Broadridge Corporate Issuer Solutions, Inc, PO Box 1342, Brentwood, NY 11717.
LEGAL OPINION
The validity of the Shares offered hereby has been passed upon for the Company by Reed Smith LLP, 225 Fifth Avenue, Pittsburgh, Pennsylvania 15222.
EXPERTS
The financial statements and financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, were audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
The Pennsylvania Business Corporation Law (“BCL”) gives Pennsylvania corporations the power to indemnify present and former officers and directors under certain circumstances. Article VIII of Company’s By-Laws contains provisions, which provide for indemnification of certain persons (including officers and directors).

Directors’ and officers’ liability insurance has been purchased for all of the Company’s directors and officers. This insurance also insures the Company against amounts paid by the Company to indemnify covered directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

THE YORK WATER COMPANY

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE AND SALE PLAN
365,975 Shares Common Stock (no par value)
PROSPECTUS
Dated November 17, 2022